UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

ORIC Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

68622P 109

(CUSIP Number)

April 23, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Topspin Fund L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,043,874
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,043,874
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,312,624
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.51%
12.	TYPE OF REPORTING PERSON PN

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Topspin Biotech Fund II, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,268,750
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,268,750
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,312,624
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.51%
12.	TYPE OF REPORTING PERSON PN

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) LG Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,312,624
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,312,624
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,312,624
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.51%
12.	TYPE OF REPORTING PERSON OO

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Leo A. Guthart
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,312,624
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,312,624
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,312,624
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.51%
12.	TYPE OF REPORTING PERSON IN

Item 1(a).	Name of Issuer:

ORIC Pharmaceuticals, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

240 E. Grand Ave, 2nd Floor, South San Francisco, CA 94080

Item 2(a).	Name of Person Filing:

See Item 2(c) below.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

See Item 2(c) below.

Item 2(c).	Citizenship:

Topspin Fund L.P.

Three Expressway Plaza, Roslyn Heights, NY 11577

Citizenship: Delaware

Topspin Biotech Fund II, LP

c/o Topspin Fund L.P.

Three Expressway Plaza, Roslyn Heights, NY 11577

Citizenship: Delaware

LG Management, LLC

c/o Topspin Fund L.P.

Three Expressway Plaza, Roslyn Heights, NY 11577

Citizenship: Delaware

Leo A. Guthart

c/o Topspin Fund L.P.

Three Expressway Plaza, Roslyn Heights, NY 11577

Citizenship: United States

Item 2(d).	Title of Class of Securities:

Common stock, $0.0001 par value per share

Item 2(e).	CUSIP Number: 68622P 109

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)

Amount beneficially owned:

Topspin Fund L.P. is the direct beneficial owner of 1,043,874 shares of the Issuer’s Common Stock.

Topspin Biotech Fund II, L.P. is the direct beneficial owner of 2,268,750 shares of the Issuer’s Common Stock.

LG Management, LLC is the general partner of Topspin Fund L.P. and Topspin Biotech Fund II, L.P. and may be deemed to have shared voting control and investment discretion over securities owned by Topspin Fund L.P and Topspin Biotech Fund II, L.P.

Leo A. Guthart is the managing member of LG Management, LLC. Consequently, Mr. Guthart may also be deemed to have shared voting control and investment discretion over securities owned by Topspin Fund L.P and Topspin Biotech Fund II, L.P.

Each of LG Management, LLC and Leo A. Guthart disclaims beneficial ownership of the 3,312,624 shares of the Issuer’s Stock beneficially owned by Topspin Fund L.P. and Topspin Biotech Fund II, L.P., except to the extent of their respective indirect pecuniary interests in such shares.

(b)	Percent of class: 3.63% for Topspin Fund L.P., 7.88% for Topspin Biotech Fund II, L.P., 11.51% for LG Management, LLC, and 11.51% for Leo A. Guthart.

(c)	Number of shares as to which such person has:

Topspin Fund L.P.:

(i)	Sole power to vote or to direct the vote: 1,043,874

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,043,874

(iv)	Shared power to dispose or to direct the disposition of: 0

Topspin Biotech Fund II, L.P.:

(i)	Sole power to vote or to direct the vote: 2,268,750

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,268,750

(iv)	Shared power to dispose or to direct the disposition of: 0

LG Management, LLC:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 3,312,624

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 3,312,624

Leo A. Guthart:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 3,312,624

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 3,312,624

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I Joint Filing Agreement, dated as of April 28, 2020, by and among Topspin Fund L.P., Topspin Biotech Fund II, L.P., LG Management, LLC, and Leo A. Guthart.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 28, 2020	TOPSPIN FUND L.P.

	By:	LG Management, LLC, its General Partner

	By:	/s/ Leo A. Guthart
Leo A. Guthart, Managing Member of the General Partner

TOPSPIN BIOTECH FUND II, L.P.

	By:	LG Management, LLC, its General Partner

	By:	/s/ Leo A. Guthart
Leo A. Guthart, Managing Member of the General Partner

LG MANAGEMENT, LLC

	By:	/s/ Leo A. Guthart
Leo A. Guthart, Managing Member

LEO A. GUTHART

/s/ Leo A. Guthart

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)